UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OFFICE DEPOT, INC.

(Name of Subject Company (Issuer))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

676220106

(CUSIP Number)

Matthew Elston

Director, CIE Management II Ltd

PO Box 225

Heritage Hall, Le Marchant Street

St. Peter Port, Guernsey,

GY1 4HY Channel Islands

Tel: +44 (1481) 750304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: LMBO EUROPE SAS
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: France
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: OO2

[1]

See Items 5 and 6 of Schedule 13D and the Certificate of Designations for the Series A Preferred Stock (the “Series A CoD”) and the Certificate of Designations for the Series B Preferred Stock (the “Series B CoD”) filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.

[2]	LMBO Europe SAS is a société par actions simplifiée organized under the laws of France.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: CIE Management II Limited
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Guernsey, Channel Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: CO2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	CIE Management II Limited is a limited corporation organized under the laws of Guernsey.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-1
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-1 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-2
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-2 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-3
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-3 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-4
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-4 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-5
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-5 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-6
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-6 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-7
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-7 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-8
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-8 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-9
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-9 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-10
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-10 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-11
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-11 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-12
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-12 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-14
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-14 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-15
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-15 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-16
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-16 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-17
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-17 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-18
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-18 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-19
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-19 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-20
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-20 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-21
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-21 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-22
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-22 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-23
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-23 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-24
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-24 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-25
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-25 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-26
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-26 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-27
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-27 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-28
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-28 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-29
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-29 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-30
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-30 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-31
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-31 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-32
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-32 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-33
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-33 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-34
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-34 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-35 SC
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: France
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: OO2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-35 SC is a Société Civiles organized under the laws of France.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-36 SC
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: France
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: OO2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-36 SC is a Société Civiles organized under the laws of France.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-37
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: PN2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-37 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-38 SC
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: France
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: OO2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-38 SC is a Société Civiles organized under the laws of France.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: BC European Capital VIII-39 SC
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: France
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
8.

Shared Voting Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

	9.	Sole Dispositive Power: 0
10.

Shared Dispositive Power:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

81,354,536 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of Issuer’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 22.2%[1]
14.	Type of Reporting Person: OO2

[1]	See Items 5 and 6 of Schedule 13D and the Series A CoD and the Series B CoD filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference.
[2]	BC European Capital VIII-39 SC is a Société Civiles organized under the laws of France.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on July 2, 2009 (the “Original Schedule 13D” and, together with this Amendment, “Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Original Schedule 13D is amended and restated in its entirety by the following information:

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of Office Depot, Inc., a Delaware corporation (the “Issuer”) into which shares of the Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) and 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”) are each convertible.

The address of the Issuer’s principal executive office is 6600 North Military Trail, Boca Raton, Florida 33496.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is amended and restated in its entirety by the following information:

This Schedule 13D is being filed by (i) BC European Capital VIII-1 to 12 (inclusive), BC European Capital VIII-14 to 34 (inclusive) and BC European Capital VIII-37, each a United Kingdom limited partnership (collectively, the “CIE Investors”), (ii) BC European Capital VIII-35 SC, BC European Capital VIII-36 SC, BC European Capital VIII-38 SC and BC European Capital VIII-39 SC, each a Société Civiles organized under the laws of France (the “LMBO Investors” and, together with the CIE Investors, the “Investors”), (iii) LMBO Europe SAS, a Société par actions simplifiée organized under the laws of France (“LMBO”) and (iv) CIE Management II Limited, a limited corporation organized under the laws of Guernsey, Channel Islands (“CIE” and, together with the Investors and LMBO, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly pursuant to the amended and restated joint filing agreement (the “Joint Filing Agreement”), filed herewith as Exhibit 7.8 and incorporated herein by reference.

The principal office and business address of CIE and the CIE Investors is Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey, GY1 4HY, Channel Islands. The principal office and business address of LMBO and the LMBO Investors is 58-60 Avenue Kleber, Paris, France 75116. The principal business of each of the CIE Investors and the LMBO Investors is to pursue investments.

CIE is the general partner of each of the CIE Investors and its principal business is to act as such general partner. LMBO is Gérant as to each of the LMBO Investors. LMBO’s principal business is to act as manager to the LMBO Investors. The names of the directors of CIE and LMBO are set forth on Schedule I and Schedule II, respectively, which are filed herewith and incorporated herein by reference.1 Due to their relationships with each other, each of the Reporting Persons may be deemed to have shared voting and investment power with respect to the Common Stock issuable upon conversion of the Preferred Stock owned by each of the other Reporting Persons and may be deemed to have shared beneficial ownership with respect to any such shares of stock owned by the other Reporting Persons. Each of the Investors, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons.

BC Partners Holdings, Ltd (“BCHL”), a limited corporation organized under the laws of Guernsey, Channel Islands, is the controlling entity of CIE and LMBO. BCHL’s principal office and business address is Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey, GY1 4HY, Channel Islands. The names of the directors of BCHL are set forth on Schedule III, which is filed herewith and incorporated herein by reference.2

[1]	Neither CIE nor LMBO have any executive officers.
[2]	BCHL does not have any executive officers.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, BCHL or the persons set forth on Schedules I , II or III, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Original Schedule 13D is supplemented and amended by inserting the following information:

On February 20, 2013, the Issuer, OfficeMax Incorporated, a Delaware corporation (“OfficeMax”) and certain of their subsidiaries entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the business combination of the Issuer and OfficeMax (the “Merger”). For further information regarding the Merger, please see the Form 8-K that will be filed by each of the Issuer and OfficeMax to report the entering into of the Merger Agreement.

Voting Agreement

In connection with the transactions contemplated by the Merger Agreement, OfficeMax, the Issuer, the Investors and BC Partners, Inc.3 (the “Investor Representative”) entered into a Voting Agreement, dated February 20, 2013. The Voting Agreement contains certain restrictions on the Investors’ ability to convert their Preferred Stock prior to the date of the Merger (the “Closing”), including that the Investors may not convert any Preferred Stock (i) prior to the stockholders of the Issuer approving the issuance of Common Stock pursuant to the Merger Agreement (“Shareholder Approval”) or (ii) if the conversion would result in the Investors owning Common Stock in an amount equal to, or in excess of, 5% of the Common Stock projected to be issued and outstanding following the Closing (the “5% Threshold”) unless the Investors have a good faith intention to sell any such Common Stock converted or to be converted that is equal to, or in excess of, the 5% Threshold and have entered into sale agreements or arrangements with respect thereto. So long as the Issuer is able to obtain consent from the lenders under its amended and restated credit agreement, dated May 25, 2011 (“Lender Consent”), the Issuer will purchase immediately prior to Closing any Common Stock held by the Investors at the Closing equal to, or in excess of, the 5% Threshold (the “Excess Common Stock”) for an amount per share equal to the closing price per share of the Common Stock reported at the close of the New York Stock Exchange on the trading date immediately prior to the Closing. In the event the Investors hold Excess Common Stock at Closing and the Issuer is not able to obtain Lender Consent to purchase the Excess Common Stock, then the Investors will continue to hold such Excess Common Stock.

The Voting Agreement also provides that so long as the Issuer is able to obtain Lender Consent, (i) 175,000 shares of Preferred Stock held by the Investors will be redeemed by the Issuer promptly following the receipt of Shareholder Approval for the redemption price applicable to the Preferred Stock as of such date and (ii) any Preferred Stock held by the Investors as of the Closing will be redeemed by the Issuer immediately prior to the Closing for the redemption price applicable to the Preferred Stock as of the date of the Closing, in each case of clauses (i) and (ii), as more fully described in the Certificate of Designations of the Series A Preferred Stock and the Certificate of Designations of the Series B Preferred Stock, filed as Exhibit 7.4 and Exhibit 7.5, respectively, to Schedule 13D and incorporated herein by reference. In the event that the Issuer is not able to obtain Lender Consent to redeem the Preferred Stock at Closing, then the Investors will continue to hold the Preferred Stock.

Until such time as the Voting Agreement terminates or Shareholder Approval is received, the Investors have agreed to (i) cause any Preferred Stock or other voting securities of the Issuer acquired by them after February 20, 2013 (the “Investor Capital Stock”) to be counted as present at any meeting of the Issuer’s stockholders and respond to any request for stockholder written consent, (ii) vote or cause to be voted all Investor Capital Stock (x) in favor of the issuance of Common Stock in connection with the Merger and of the taking of other actions contemplated by the Merger Agreement or necessary to consummate the Merger and (y) against any

[3]

BC Partners, Inc. is an affiliated entity of each of the Reporting Persons and provides investment advisory services to each such reporting person. BC Partners, Inc. has no discretionary authority with respect to the investment decisions of any of the Reporting Persons.

competing proposals received from a party other than OfficeMax to enter into a merger or similar business combination with the Issuer, or to purchase a specified amount of equity or assets of the Issuer (collectively, an “Alternative Proposal”) and (iii) grant OfficeMax a proxy to vote the Investor Capital Stock in accordance with the foregoing. These obligations will be suspended if the board of directors of the Issuer (the “Board”) no longer supports the Merger, including, without limitation, by advising that the Issuer’s shareholders not approve the Merger, accepting an Alternative Proposal or failing to recommend against a tender or exchange offer within 10 business days of the commencement thereof.

The Voting Agreement sets forth certain other agreements relating to Board designation and participation during the interim period, including that (i) the Investors’ designees to the Board no longer have to be employees of the Investors or affiliates of the Investors and (ii) the Investors’ designees will not participate in any committee to recommend, or have their vote counted in any vote in respect of selecting, a new chief executive officer of the Issuer. Furthermore, the Investors agreed to be bound during the period prior to the Closing by certain additional restrictions on their ability to transfer Investor Capital Stock and, for a period of two years following the Closing, by customary standstill provisions. Any dividends that are to be paid on the Preferred Stock following the date of the Voting Agreement will, until the earlier of the date of the Closing or the date that the Merger Agreement is terminated, be paid in cash and will not be added to the liquidation preference of the Preferred Stock.

The Voting Agreement will terminate upon the earlier to occur of (i) the Closing, (ii) termination of the Merger Agreement or (iii) an amendment to the Merger Agreement that increases the consideration to OfficeMax shareholders or that otherwise adversely effects the Investors.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement filed as Exhibit 7.9 to Schedule 13D and incorporated herein by reference.

Termination Agreement

In connection with the transactions contemplated by the Merger Agreement, the Issuer, the Investors and the Investor Representative entered into a Termination Agreement pursuant to which the Investor Rights Agreement and a management rights letter, dated June 23, 2009, by and among the Issuer, the Investors and the Investor Representative will terminate upon the occurrence of the Closing.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement filed as Exhibit 7.10 to Schedule 13D and incorporated herein by reference. For additional information regarding the Investor Rights Agreement, see Exhibit 7.3 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Original Schedule 13D are amended and restated in their entirety by the following information:

The table below sets forth the number of shares of Series A Preferred Stock and Series B Preferred Stock, and the number of shares of Common Stock on an as converted basis, owned of record and as may be deemed to be beneficially owned by each Reporting Person.4 Each Reporting Person may be deemed to have shared voting, disposition and investment power with respect to 81,354,536 shares of Common Stock issuable upon the conversion of 274,596 shares of Series A Preferred Stock and 75,404 Series B Preferred Stock owned by itself and each the other Reporting Persons. Each Investor, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons. None of the Reporting Persons own any shares over which it has sole voting, disposition or investment power.

[4]

The conversion calculations in the table below are based upon (i) 285,522,659 of Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed on February 20, 2013 and such additional Common Stock to be issued upon the conversion of the Preferred Stock, (ii) the liquidation preference of the Preferred Stock as of the last dividend payment date (January 1, 2013) and (iii) the conversion rate as of the date hereof, which is subject to change as set forth in Item 6 of Schedule 13D and the Series A CoD and Series B CoD filed as Exhibits 7.4 and 7.5, respectively, to Schedule 13D and incorporated by reference hereto.

	Information Regarding Record Ownership				Information Regarding Potential Beneficial Ownership
Reporting Persons	Series A Preferred Stock	Series B Preferred Stock	Common Stock (upon conversion)	Percentage of Common Stock (upon conversion)	Series A Preferred Stock	Series B Preferred Stock	Common Stock (upon conversion)	Percentage of Common Stock (upon conversion)
LMBO Europe SAS	0	0	0	0.0%	274,596	75,404	81,354,536	22.2%
CIE Management II Limited	0	0	0	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-1	20,046	5,506	5,939,346	1.6%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-2	20,186	5,543	5,980,488	1.6%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-3	20,723	5,690	6,139,478	1.7%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-4	26,615	7,309	7,885,347	2.1%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-5	26,615	7,309	7,885,347	2.1%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-6	26,382	7,244	7,816,079	2.1%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-7	26,382	7,244	7,816,079	2.1%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-8	26,172	7,187	7,754,017	2.1%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-9	26,382	7,244	7,816,079	2.1%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-10	26,055	7,155	7,719,383	2.1%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-11	15,703	4,312	4,652,317	1.3%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-12	4,202	1,154	1,244,957	0.3%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-14	4,674	1,283	1,384,654	0.4%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-15	374	103	110,875	0.0%	274,596	75,404	81,354,536	22.2%

	Information Regarding Record Ownership				Information Regarding Potential Beneficial Ownership
Reporting Persons	Series A Preferred Stock	Series B Preferred Stock	Common Stock (upon conversion)	Percentage of Common Stock (upon conversion)	Series A Preferred Stock	Series B Preferred Stock	Common Stock (upon conversion)	Percentage of Common Stock (upon conversion)
BC European Capital VIII-16	2,335	641	691,746	0.2%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-17	140	38	41,375	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-18	9	3	2,789	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-19	145	40	43,002	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-20	135	37	39,980	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-21	61	17	18,130	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-22	70	19	20,687	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-23	47	13	13,946	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-24	37	10	10,925	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-25	47	13	13,946	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-26	747	205	221,284	0.1%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-27	42	12	12,552	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-28	23	6	6,741	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-29	23	6	6,741	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-30	23	6	6,741	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-31	9	3	2,789	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-32	14	4	4,184	0.0%	274,596	75,404	81,354,536	22.2%

	Information Regarding Record Ownership				Information Regarding Potential Beneficial Ownership
Reporting Persons	Series A Preferred Stock	Series B Preferred Stock	Common Stock (upon conversion)	Percentage of Common Stock (upon conversion)	Series A Preferred Stock	Series B Preferred Stock	Common Stock (upon conversion)	Percentage of Common Stock (upon conversion)
BC European Capital VIII-33	5	1	1,395	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-34	5	1	1,395	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-35 SC	140	38	2,789	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-36 SC	9	3	41,375	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-37	9	3	2,789	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-38 SC	5	1	1,395	0.0%	274,596	75,404	81,354,536	22.2%
BC European Capital VIII-39 SC	5	1	1,395	0.0%	274,596	75,404	81,354,536	22.2%

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is supplemented and amended by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

The holders of the Common Stock approved the issuance of the Series A Preferred Stock and Series B Preferred Stock such that all Preferred Stock is voting stock that is convertible in accordance with the provisions of the Series A CoD and Series B CoD.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is supplemented and amended by inserting the following information:

7.8 Amended and Restated Joint Filing Agreement, dated February 20, 2013, by and among the Reporting Persons.

7.9 Voting Agreement, dated February 20, 2013, by and among, OfficeMax, the Issuer, the Investors and the Investor Representative.

7.10 Termination Agreement, dated February 20, 2013, by and among the Issuer, the Investors and the Investor Representative.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated as of February 21, 2013

For and on behalf of the Limited Partnerships BC European Capital VIII – 1 to 12, 14 to 34 and 37:

/S/ MATTHEW ELSTON
Name: Matthew Elston
Director, CIE Management II Limited acting as General Partner of the Limited Partnerships BC European Capital VIII - 1 to 12, 14 to 34 and 37

/S/ LAURENCE MCNAIRN
Name: Laurence McNairn
Director, CIE Management II Limited acting as General Partner of the Limited Partnerships BC European Capital VIII - 1 to 12, 14 to 34 and 37

For and on behalf of BC European Capital 35 SC, 36 SC, 38 SC and 39 SC:

/S/ MATTHEW ELSTON
Name: Matthew Elston
Director, LMBO Europe SAS As Gérant to BC European Capital 35 SC, 36 SC, 38 SC and 39 SC

/S/ MIKE TWINNING
Name: Mike Twinning
Director, LMBO Europe SAS As Gérant to BC European Capital 35 SC, 36 SC, 38 SC and 39 SC

Dated as of February 21, 2013

CIE Management Limited II:

/S/ MATTHEW ELSTON
Name: Matthew Elston
Director, CIE Management II Limited

/S/ LAURENCE MCNAIRN
Name: Laurence McNairn
Director, CIE Management II Limited

LMBO Europe SAS:

/S/ MATTHEW ELSTON
Name: Matthew Elston
Director, LMBO Europe SAS

/S/ MIKE TWINNING
Name: Mike Twinning
Director, LMBO Europe SAS

Schedule I

CIE Management II Ltd Directors

Name of Executive Officers and Directors	Name and Address of Principal Employer and Business Address	Present Principal Occupation	Citizenship
Matthew Elston	CIE Management II Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

David Dorey	Heritage International Fund Managers Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Laurence McNairn	Heritage International Fund Managers Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Mike Twinning	BC Partners Limited 40 Portman Square, London, W1H 6DA	Company Director	British

Stefano Quadrio Curzio	BC Partners Limited 40 Portman Square, London, W1H 6DA	Company Director	Italian

Schedule II

LMBO EUROPE SAS Directors

Name of Executive Officers and Directors	Name and Address of Principal Employer and Business Address	Present Principal Occupation	Citizenship
Matthew Elston	CIE Management II Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Mike Twinning	BC Partners Limited 40 Portman Square, London, W1H 6DA	Company Director	British

Andre Francois-Poncet	BC Partners Sarl 58-60 Avenue Kleber, 75116 Paris, France	Company Director	French

Schedule III

BC Partners Holdings, Ltd Directors

Name of Executive Officers and Directors	Name and Address of Principal Employer and Business Address	Present Principal Occupation	Citizenship
Matthew Elston	CIE Management II Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

David Dorey	Heritage International Fund Managers Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Laurence McNairn	Heritage International Fund Managers Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Mike Twinning	BC Partners Limited 40 Portman Square, London, W1H 6DA	Company Director	British

Stefano Quadrio Curzio	BC Partners Limited 40 Portman Square, London, W1H 6DA	Company Director	Italian